Exhibit 99.1

For Immediate Release

September 14, 2005

Daiichi Pharmaceutical Co., Ltd.

Daiichi Suntory Pharma Co., Ltd.

Daiichi Suntory Pharma to Become a Wholly Owned Subsidiary

Daiichi Pharmaceutical Co., Ltd. (“Daiichi”; headquarters: Tokyo, President: Kiyoshi Morita), today announced that it has signed an agreement with SUNTORY LIMITED (“Suntory”; headquarters: Osaka, President: Nobutada Saji), to purchase the full amount of stocks of Daiichi Suntory Pharma Co., Ltd. (“Daiichi Suntory”; headquarters: Tokyo, President: George Nakayama) held by Suntory. The transaction will be made on September 15, 2005.

With the establishment of DAIICHI SANKYO COMPANY, LIMITED (a joint holding company to be formed with Sankyo Company, Limited) scheduled to take place on September 28, 2005, Daiichi will make Daiichi Suntory its wholly owned subsidiary. Daiichi will also strengthen Daiichi Suntory’s financial position by underwriting the full amount of a ¥20 billion third-party share placement to be made by Daiichi Suntory on September 27, 2005, and thereby accelerate measures to strengthen the pharmaceutical business ofthe Daiichi Group.

Please note that the corporate name of Daiichi Suntory will be changed to Daiichi Asubio Pharma Co., Ltd., effective October 1, 2005.

[For further information]

Daiichi Pharmaceutical Co., Ltd.

Corporate Communications Department

Telephone: 81-3-3273-7107

Daiichi Suntory Pharma Co., Ltd.

Business Administration Department

Telephone: 81-3-5210-3859

[Supplementary Information]

Corporate Profiles

1.	Daiichi Pharmaceutical Co., Ltd.

Head Office: 3-14-10 Nihonbashi, Chuo-ku, Tokyo, Japan

President: Kiyoshi Morita

Date of Establishment: January 1918 (Commenced operations in October 1915)

Capital: ¥45,246 million (As of March 31, 2005)

Employees: 3,799 (As of March 31, 2005)

Primary Businesses: Manufacturing, procurement, and sale of prescription drugs, OTC drugs, bulk pharmaceuticals, food additives, and animal feed

2.	Daiichi Suntory Pharma Co., Ltd.

Head Office: 5-7-2, Kojimachi, Chiyoda-ku, Tokyo, Japan

President: George Nakayama

Date of Establishment: December 2002

Capital: ¥1 billion

Ownership: 66% by Daiichi, 34% by Suntory

Employees: 322 (Including Suntory Pharma Group companies)

Primary Businesses: Research, development, manufacture, and sale of pharmaceuticals